UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-41401

Prenetics Global Limited

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Resignation of Mr. Avrom Boris Lasarow

Mr. Avrom Boris Lasarow has tendered his resignation as the Chief Executive Officer of Prenetics EMEA Limited (“Prenetics EMEA”), a wholly owned subsidiary of Prenetics Global Limited (the “Company”), as he plans to spend more time with family and pursue new opportunities. Mr. Lasarow’s decision to resign did not result from any disagreement with the Company. The Company has initiated a search for a new Chief Executive Officer of Prenetics EMEA. Mr. Lasarow will continue to serve as the Chief Executive Officer of Prenetics EMEA until December 7, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Stephen Lo
	Name:	Stephen Lo
	Title:	Chief Financial Officer

Date: September 22, 2022